 Exhibit 99.2

1 Stratasys Q1 2022 Results Speakers Dr. Yoav Zeif , CEO Eitan Zamir, CFO Yonah Lloyd, CCO & VP IR May 16, 2022

2 Stratasys Conference Call and Webcast Details US Toll - Free dial - in 1 - 877 - 407 - 0619 International dial - in +1 - 412 - 902 - 1012 Live webcast and replay https://services.choruscall.com/mediaframe/webcast.html? webcastid=QiDdBAQK

3 Stratasys Forward - looking Statements The statements in this slide presentation regarding Stratasys' strategy, and the statements regarding its projected future financial performance, including the financial guidance concerning its expected results for 2022, are forward - looking statements reflecting management's current expectations and beliefs. These forward - looking statements are based on current information that is, by its nature, subject to rapid and even abrupt change. Due to risks and uncertainties associated with Stratasys' business, actual results could differ materially from those projected or implied by these forward - looking statements. These risks and uncertainties include, but are not limited to: the degree of our success at introducing new or improved products and solutions that gain market share; the extent of growth of the 3D printing market generally; the duration and severity of the macro - economic trends triggered by the global COVID - 19 pandemic, such as supply - chain delays and inflationary pressures; the impact of potential shifts in the prices or margins of the products that we sell or services that we provide, including due to a shift towards lower margin products or services; the impact of competition and new technologies; the extent of our success at successfully integrating into our existing business, or making additional, acquisitions or investments in new businesses, technologies, products or services; potential changes in our management and board of directors; global market, political and economic conditions, and in the countries in which we operate in particular (including risks stemming from Russia’s invasion of Ukraine); potential further charges against earnings that we could be required to take due to impairment of additional goodwill or other intangible assets that we have recently acquired or may acquire in the future; costs and potential liability relating to litigation and regulatory proceedings; risks related to infringement of our intellectual property rights by others or infringement of others' intellectual property rights by us; the extent of our success at maintaining our liquidity and financing our operations and capital needs; the impact of tax regulations on our results of operations and financial condition; and those additional factors referred to in Item 3.D “Key Information - Risk Factors”, Item 4, “Information on the Company”, Item 5, “Operating and Financial Review and Prospects,” and all other parts of our Annual Report on Form 20 - F for the year ended December 31, 2021, filed with the SEC on February 24, 2022 (the “2021 Annual Report”). Readers are urged to carefully review and consider the various disclosures made throughout our 2021 Annual Report and the Reports of Foreign Private Issuer on Form 6 - K that attach Stratasys’ unaudited, condensed consolidated financial statements and its review of its results of operations and financial condition, for the quarterly periods throughout 2022, which will be furnished to the SEC over the course of 2022, and our other reports filed with or furnished to the SEC, which are designed to advise interested parties of the risks and factors that may affect our business, financial condition, results of operations and prospects. Any guidance provided, and other forward - looking statements made, in this slide presentation are made as of the date hereof, and Stratasys undertakes no obligation to publicly update or revise any forward - looking statements, whether as a result of new information, future events or otherwise, except as required by law. Cautionary Statement Regarding Forward - Looking Statements

4 Stratasys Use of Non – GAAP Financial Information The non - GAAP data included herein, which excludes certain items as described below, are non - GAAP financial measures. Our management believes that these non - GAAP financial measures are useful information for investors and shareholders of our Company in gauging our results of operations ( i ) on an ongoing basis after excluding mergers, acquisitions and divestments related expense or gains and reorganization - related charges or gains, legal provisions, and (ii) excluding non - cash items such as stock - based compensation expenses, acquired intangible assets amortization, including intangible assets amortization related to equity method investments, impairment of long - lived assets and goodwill, revaluation of our investments and the corresponding tax effect of those items. These non - GAAP adjustments either do not reflect actual cash outlays that impact our liquidity and our financial condition or have a non - recurring impact on the statement of operations, as assessed by management. These non - GAAP financial measures are presented to permit investors to more fully understand how management assesses our performance for internal planning and forecasting purposes. The limitations of using these non - GAAP financial measures as performance measures are that they provide a view of our results of operations without including all items indicated above during a period, which may not provide a comparable view of our performance to other companies in our industry. Investors and other readers should consider non - GAAP measures only as supplements to, not as substitutes for or as superior measures to, the measures of financial performance prepared in accordance with GAAP. Reconciliation between results on a GAAP and non - GAAP basis is provided in a table later in this slide presentation. Use of non - GAAP financial measures

5 Stratasys Dr. Yoav Zeif CEO Welcome Strongest Q1 in 6 years All key businesses showed improvement compared to pre - COVID Q1 2019 Q1 revenue of $163.4 million up 22% vs. Q1 2021 Systems revenue grew 37 % vs. Q1 2021 Balance sheet remains strong – over $475 million in cash and equivalents

6

Q1 & Year-to-Date Highlights

Penetrating Further into Industry Applications

Aerospace	Automotive	Fashion
LOCKHEED MARTIN	RADFORD	
	RADFORD	
Collaborated with Lockheed Martin to qualify PEKK-based Antero CN03 for space-ready parts	Radford is now the second auto OEM using all five Stratasys technologies across the entire product lifecycle chain	Launch of TechStyle: the fashion industry's first direct-to-textile 3D printer

Stratasys

7 Stratasys Key Milestones Achieved Recent Highlights Intensified the Company’s focus on industrial, healthcare and production - scale Created New Entity: MakerBot + Ultimaker Published First ESG & Sustainability Report Margin accretive benefit upon closing Investment offers access to entry - level customers, potential incremental synergies and long - term value in the growing Desktop sector First report using GRI Standards by a 3D Printing OEM Visit stratasys.com/sustainability

8 Stratasys Experience Stratasys: Manufacturing Event Adding PA - 12 and polypropylene for H350 - furthering SAF competitive superiority Upgraded F123 series with Composite - Ready F190CR and F370CR 3D printers Secured first Validated FDM materials from third - party partners Origin One Local for Government and Defense Announced GrabCAD Print for Origin One Recent Highlights

9 Stratasys Leading Customers Ongoing Permanent Shift from Traditional to Additive Manufacturing Customer Success Goal: Grow % of BOM on UAVs from <1% up to 50% Reducing tooling costs by 80% vs. machined parts Reducing spare part lead times by 95%

10 Stratasys “Additive Manufacturing Forward” provides incentives for SMB manufacturers to make critical investments in 3D printing Raytheon, Lockheed Martin, GE Aviation, Honeywell and Siemens make clear public commitment to purchase more 3D printed parts US Government Initiative Aims to Boost Additive Manufacturing Usage to Spur Economic Growth

11 Stratasys Q1 Financial Results Eitan Zamir CFO Strong start to 2022 Q1 revenue growth driven by 37% growth in system sales Growth + improving margins position Stratasys to build momentum throughout 2022 and beyond

12 Stratasys Note: $ in millions unless noted otherwise. All numbers and percentages rounded GAAP Non - GAAP Q1 - 21 Q1 - 22 Change Y/Y Q1 - 21 Q1 - 22 Change Y/Y Total Revenue 1 34.2 3 4 21.8% 134.2 1 3.4 21.8% Gross Profit 55.6 69 . 7 14 . 1 62.6 77.4 1 4 . 8 • % Margin 41.4% 42.6% 1 . 2% 46.7% 47.3% 0 . 6% Operating Income (Loss) (18.4) (19.6) (1 . 2) (2.6) 2.0 4.6 • % Margin - 13.7% - 12.0% 1 . 7% - 1.9% 1.2% 3.1% Net Income (Loss) attributed to SSYS Ltd. (18.9) (20.9) (2.0) (3.8) 1.2 5.0 • % Margin - 14.1% - 12.8% 1.3% - 2.8% 0.7% 3.5% Diluted EPS (0.32) (0.32) 0.00 (0.06) 0.02 0.08 Diluted Shares 58.6 6 5 . 7 12.1% 58.6 67.1 14.5% Improving Financial Results – Q1 2022

13 Stratasys Strong Revenue Growth – Q1 2022 Note: $ in millions unless noted otherwise. All numbers and percentages rounded Quarterly Trend Revenue Growth – Q1’22 90.3 100.3 108.9 118.0 113.1 43.9 46.7 50.1 49.0 50.3 134.2 147.0 159.0 167.0 163.4 Q1' 21 Q2' 21 Q3' 21 Q4' 21 Q1' 22 Product Service Revenue Y/Y Vs. Q1 2019 Product 25 . 2% 7 . 6 % System 36 . 7% 16.4% Consumables 16.1% 0.5% Service 14.8% 0.3% Customer Support 10.1% 11 . 2% $163.4M revenue up 21.8% YoY on strong systems, consumables and services growth Revenue up 5.2% vs. pre - COVID Q1 2019 – all key businesses higher

14 Stratasys Increasing Gross Margins – Q1 2022 All percentages rounded 41.4% 43.0% 42.9% 43.7% 42.6% 48.1% 50.4% 49.7% 49.6% 47.5% 27.8% 27.2% 28.2% 29.6% 31.7% Q1 '21 Q2 '21 Q3 '21 Q4 '21 Q1 '22 46.7% 47.5% 48.2% 48.7% 47.3% 55.4% 56.4% 57.0% 56.2% 53.7% 28.7% 28.6% 29.2% 30.6% 33.1% Q1 '21 Q2 '21 Q3 '21 Q4 '21 Q1 '22 Service Gross Margin Product Gross Margin Total Gross Margin Non - GAAP Margin improvements driven by higher revenues, partially offset by macro issues GAAP

15 Stratasys Controlling Operating Expenses – Q1 2022 Note: $ in millions unless noted otherwise. All numbers and percentages rounded Non - GAAP operating expenses GAAP operating expenses 73.9 89.3 Q1'21 Q1'22 65.2 75.3 Q1'21 Q1'22 Lowest Q1 non - GAAP OpEx as percentage of revenues in seven years

16 Stratasys Enhanced Results – Q1 2022 Note: $ in millions unless noted otherwise. All numbers and percentages rounded (18.4) (19.6) Q1'21 Q1'22 (2.6) 2 Q1'21 Q1'22 (18.9) (20.9) Q1'21 Q1'22 (3.8) 1.2 Q1'21 Q1'22 Operating income and net income reflect business scalability and operational efficiencies Non - GAAP operating (loss) income GAAP operating loss Non - GAAP net (loss) income GAAP net loss

17 Stratasys Fortified Balance Sheet and Cash Flow – Q1 2022 Note: $ in millions unless noted otherwise. All numbers and percentages rounded Balance sheet items Cash flow from operating activities 22.8 (16.1) Q1' 21 Q1' 22 Strong balance sheet at $475.6M cash and equivalents Cash use tied to deliberately increased inventory purchases, increased accounts receivable Q1 - 21 Q4 - 21 Q1 - 22 Cash and Cash Equivalents and Short - term deposits 530.4     Accounts Receivable 102.8     Inventories 124.2       Net Working Capital 637.8

18

2022 Outlook

Revenue – Double-Digit Growth

- 2022 - $685M-$695M
  - Sequential quarterly growth cadence
- Q2 growth percentage of low to mid-teens vs Q2 2021

Gross Margins Improving Through the Year

- 2022 - Flat to slightly higher than 2021
  - H2 stronger than H1
- Q2 relatively flat vs. Q2 2021
- Targeting over 50% long-term when logistics and inflation issues pass and we execute growth plan

OpEx – Improving as % of Revenue

- 2022 $20M-$25M OpEx expansion in growth drivers
- OpEx as a percent of revenue expected to remain flat or even improve slightly throughout the year

Operating Margins Improvement

- Non-GAAP slightly above 2%
- Targeting double-digit margins long-term

Earnings Improvement

- GAAP net loss of $74M-$67M, or ($1.11)-($1.00) per diluted share
- Non-GAAP net income of $10M-$13M or $0.14-$0.19 per diluted share
- Adjusted EBITDA of $38M-$41M



Figures include full year contribution from MakerBot until the announced business combination with Ultimaker closes

Stratasys

19 Stratasys Key Takeaways Executing on our plan to expand our leadership position in polymer 3D printing New technology offerings, expanded materials, software solutions and talented team position us for excellence Relentlessly focused on execution to drive growth Dr. Yoav Zeif CEO

20 Stratasys Thank You Q&A

21 Stratasys Three months ended March 31, 2022 Three months ended M arch 31 , 2021 GAAP Adjustments Non - GAAP GAAP Adjustments Non - GAAP Gross Profit (1)       $55,577 $7,069 $62,646 Operating income (Loss) (1,2)    (18,358) 15,785 (2,573) Net income (Loss) attributable to Stratasys Ltd (1,2,3)    (18,911) 15,111 (3,800) Net income (Loss) per diluted share attributable to Stratasys Ltd (4)       ($0.32) $0.26 ($0.06) 1) Acquired intangible assets amortization expense 6,966 5,356 Non - cash stock - based compensation expense 900 634 Restructuring and other related costs (177)  7,689 7,069 2) Acquired intangible assets amortization expense 2,225 2,192 Non - cash stock - based compensation expense 7,633 6,571 Restructuring and other related costs 555 1,810 Revaluation of investments 1,061 (3,670) Contingent consideration 207 191 Other expenses 2,237 1,622 13,918 8,716 21,607 15,785 3) Corresponding tax effect and other expenses 551 (674) $22,158 $15,111 4) Weighted average number or ordinary shares outstanding – Diluted 65,721 67,060 58,616 58,616 Appendix GAAP to non - GAAP reconciliation Results of operations Stratasys LTD